

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2020

Patrick McClymont
Chief Financial Officer
IMAX CORP
2525 Speakman Drive
Mississauga, Ontario, Canada L5K 1B1

> **Re: IMAX CORP**
> **Form 10-K for the year ended December 31, 2019**
> **Filed on February 19, 2020**
> **File No. 001-35066**

Dear Mr. McClymont:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences